October 16, 2009

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Realty Income Trust (“UHT”) Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31 and June 30, 2009 File No. 001-09321

Dear Ms. van Doorn:

This letter is being written in connection with the Staff’s examination of the filings referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated September 30, 2009. Our responses below have also been filed with the Securities and Exchange Commission (“Commission”) electronically via EDGAR as a Correspondence filing.

Form 10K for the year ended December 31, 2008

Relationship with Universal Health Services, Inc. (“UHS”), page 3

1.	In future filings, in light of the significance of this tenant, please discuss its status as being subject to the reporting obligations of the Securities and Exchange Act of 1934.

Response:

In light of the significance of UHS as a tenant and our Advisor, the following disclosure has historically been included in our Form 10-Ks and Form 10-Qs and is included on page 7 of our Form 10-K for the year ended December 31, 2008.

SEC reporting requirements of UHS: UHS is subject to the reporting requirements of the SEC and is required to file annual reports containing audited financial information and quarterly reports containing unaudited financial information. Since the leases on the hospital facilities leased to wholly-owned subsidiaries of UHS comprised approximately 55% of our consolidated revenues for the year ended December 31, 2008, and since UHS is our Advisor, you are encouraged to obtain the publicly available filings for UHS, Inc. from the SEC’s website at www.sec.gov. These filings are the sole responsibility of UHS and are not incorporated by reference herein.

We believe this disclosure, which we will continue to include in our future filings, satisfies the Staff’s comment noted above.

Advisory Agreement, page 6

2.	Please tell us the figure for “average invested real estate assets” that was used to arrive at the $1.6 million annual advisory fee. Also, please clarify for us if the lack of incentive fees were due to non-achievement of the incentive fee requirements or a waiver of the fees. Please provide similar elaboration in future filings.

Response:

The $1.6 million advisory fee paid to UHS for 2008 was calculated at 0.60% of our average invested real estate assets which amounted to $261 million for 2008. Pursuant to the terms of the advisory agreement, the average invested real estate assets of the Trust “shall be deemed to mean, for any period, the average of the aggregate book value of the consolidated assets of the Trust invested, directly or indirectly, in equity interests in and loans secured by real estate, before reserves for depreciation or bad debts or other similar non cash reserves computed by taking the average of such values at the end of each month during such period …”. Accordingly, the average invested real estate assets for advisory fee calculation purposes exclude certain items from our consolidated balance sheet such as accumulated depreciation, cash and cash equivalents, base and bonus rent receivables, deferred charges and other assets. In addition, the average invested real estate asset calculation includes or excludes certain other items that may be recorded on the balance sheet such as: (i) excludes cash distributions received in excess of income (effectively consisting of the reserve for depreciation) from various LLCs in which we hold various non-controlling ownership interests; (ii) excludes certain consolidated amounts relating to our investments in three LLCs in which we hold non-controlling ownership interests that are recorded in our financial statements on a consolidated basis pursuant to the terms of FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, and; (iii) excludes adjustments to the book values of certain properties resulting from fair value adjustments recorded in connection with replacement of hurricane-damaged property and provisions for asset impairments.

There were no incentive advisory fees earned by the advisor during 2008 since the incentive fee requirements were not achieved.

Our future filings will include the amount of average invested real estate assets used in the advisory fee calculation as well as explicit disclosure indicating that no incentive fees were achieved (if applicable).

Risk Factors, page 10

3.	Please provide a risk factor that addresses the possibility that you may have REIT taxable income in excess of income from operating activities, which would require you to fund distributions from other sources in order to maintain your qualification as a REIT. Describe all other possible sources of funds for distributions, such as proceeds from the sale of assets or borrowings. Discuss the risks associated with using funds other than income from operations to fund your distribution payments. Provide this disclosure in future filings and include draft disclosure with your response letter.

Response

If acceptable to the Staff, we will plan to include the following in Item 1A. Risk Factors in our Form 10-K for the year ended December 31, 2009:

Should we be unable to comply with the strict income distribution requirements applicable to REITs utilizing only cash generated by operating activities, we would be required to generate cash from other sources which could adversely affect our financial condition.

To obtain the favorable tax treatment associated with qualifying as a REIT, in general, we are required each year to distribute to our shareholders at least 90% of our net taxable income. In addition, we are subject to a tax on any undistributed portion of our income at regular corporate rates and might also be subject to a 4% excise tax on this undistributed income. To meet the distribution requirements necessary to achieve the tax benefits associated with qualifying as a REIT, we could be required to: (i) seek borrowed funds even if conditions are not favorable for borrowing; (ii) issue equity which could have a dilutive effect on the future dividends and share value of our existing shareholders; (iii) divest assets that we might have otherwise decided to retain, and/or; (iv) forgo attractive investment opportunities that we might have otherwise pursued. Securing funds through these other non-operating means could adversely affect our financial condition and future results of operations.

Properties, page 19

4.	Please provide us with the average effective annual rental per square foot for your properties on a portfolio basis for the last completed fiscal year. Also, provide separate information for each property whose book value accounts for ten percent or more of your total assets or whose gross revenues amounted to ten percent or more of your aggregate gross revenues for the last fiscal year. Please provide similar information in future filings.

Response:

As indicated on page 22 in Item 2. Properties of our 2008 Form 10-K, our seven hospital facilities comprised over 1 million rentable square feet (“RSF”) and various medical office buildings (“MOBs”) and preschool and childcare centers comprised over 2.5 million RSF.

Each of our seven hospital facilities are recorded on a consolidated basis and therefore, when computing the average effective annual rental rate per square foot, we included the consolidated revenues and total square footage for these hospital facilities. Utilizing this methodology, the average effective annual rental per square foot for our hospital properties was $17.54 during 2008.

The majority of the total square footage related to MOBs and the childcare centers included in our portfolio exists at properties which are owned by unconsolidated limited liability companies in which we hold various non-controlling ownership interests. Therefore, when computing the average effective annual rental rate per square foot for these properties, we included the revenues and average occupied square footage for all of our MOBs and childcare centers regardless of whether they are recorded on a consolidated or an unconsolidated basis. Utilizing this methodology, the average effective annual rental per square foot for our MOBs and childcare centers was $25.77 during 2008.

On a combined basis, utilizing the methodologies outlined above, the average effective annual rental per square foot for our properties on a portfolio basis was $23.07 during 2008.

During 2008, three UHS-related hospitals (McAllen Medical Center, Wellington Regional Medical Center and Southwest Healthcare System-Inland Valley Campus) generated revenues that comprised more than 10% of our consolidated revenues. As of December 31, 2008, only McAllen Medical Center and Wellington Regional Medical Center had book values greater than 10% of our total assets. Including 100% of the revenues generated at the properties owned by our unconsolidated LLCs, none of our unconsolidated LLCs had revenues greater than 10% of the combined consolidated and unconsolidated revenues during 2008. Including 100% of the book value of the properties owned by our unconsolidated LLCs, none of these properties had book values greater than 10% of the consolidated and unconsolidated total assets.

The following table sets forth the average effective annual rental per square foot for 2008, based upon average occupied square feet for McAllen Medical Center, Wellington Regional Medical Center and Southwest Healthcare System-Inland Valley Campus:

Property	2008 Average Occupied Square Feet	2008 Average Effective Rental Per Square Foot

McAllen Medical Center	422,276	$16.92

Wellington Regional Medical Center	196,489	$21.07

Southwest Healthcare System-Inland Valley Campus	124,644	$29.30

We will plan to include similar disclosure in Item 2. Properties in our Form 10-K for the year ended December 31, 2009.

5.	Please provide us with a schedule of lease expirations for each of the next ten years. State the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases. Provide similar disclosure in future filings.

Response:

The table below provides the requested information assuming the extremely remote possibility that none of the tenants renew their leases upon expiration of the current term. We will plan to include similar disclosure in our Form 10-K for the year ended December 31, 2009.

	Expiring Square Feet	Number of Tenants	Annual Rental of Expiring Leases (1)	Percentage of Annual Rental (2)
Hospital properties
2009	0	0	$0	0%
2010	0	0	$0	0%
2011	858,963	4	$12,537,000	17%
2012	0	0	$0	0%
2013	0	0	$0	0%
2014	155,341	2	$1,815,000	3%
2015	0	0	$0	0%
2016	0	0	$0	0%
2017	0	0	$0	0%
2018	0	0	$0	0%
Thereafter	69,700	1	$644,000	1%

Subtotal-hospital facilities	1,084,004	7	$14,996,000	21%

Other consolidated properties
2009	35,818	9	$1,001,000	1%
2010	146,688	17	$3,818,000	5%
2011	47,378	17	$1,357,000	2%
2012	66,954	20	$1,853,000	3%
2013	19,275	11	$561,000	1%
2014	8,812	2	$167,000	0%
2015	29,387	5	$628,000	1%
2016	0	0	$0	0%
2017	6,588	1	$232,000	0%
2018	3,681	2	$86,000	0%
Thereafter	1,270	1	$42,000	1%

Subtotal-other consolidated properties	365,851	85	$9,745,000	14%

Other unconsolidated properties (MOBs)
2009	353,523	120	$8,905,000	12%
2010	181,386	74	$4,688,000	7%
2011	190,485	68	$4,920,000	7%
2012	223,993	60	$5,376,000	8%
2013	224,051	61	$5,972,000	8%
2014	71,708	20	$1,857,000	3%
2015	26,685	9	$702,000	1%
2016	90,181	12	$2,412,000	3%
2017	110,296	17	$3,079,000	4%
2018	73,649	14	$1,854,000	2%
Thereafter	218,890	9	$5,788,000	9%

Subtotal-other unconsolidated properties	1,764,847	464	$45,553,000	65%

Total all properties	3,214,702	556	$70,294,000	100%

(1)	Based upon 2008 rental revenue excluding the bonus rental revenue earned on the UHS hospital facilities and including 100% of the revenues generated at the unconsolidated LLCs in which we hold various non-controlling ownership interests.
(2)	Percentages based upon 2008 rental revenues, excluding the bonus rental earned on the UHS hospital facilities and including 100% of the revenues generated at the unconsolidated LLCs in which we hold various non-controlling ownership interests.

Item 5.	Market for Registrant’s Common Equity and Related Stockholder Matters, page 24.

6.	We note that your dividends for 2008 and 2007 exceed your earnings per share. Please tell us the source of funds used to make your dividend payments n 2008. Please provide similar information in the liquidity and capital resources section of future filings.

Response:

We earned net income of $11.7 million, or $.98 per diluted share during 2008 and $22.2 million, or $1.87 per diluted share during 2007. We paid dividends of $27.7 million, or $2.34 per share, during 2008 and $27.2 million, or $2.30 per share, during 2007.

As indicated on our consolidated statements of cash flows, we generated net cash provided by operating activities of $21.8 million during 2008 and $22.8 million during 2007. As also indicated on our statements of cash flows, noncash expenses such as depreciation and amortization expense and provision for asset impairment are the primary differences between our net income and net cash provided by operating activities for each year. In addition, as reflected in the cash flows from investing activities section, we received $3.1 million and $2.1 million during 2008 and 2007, respectively, of cash distributions in excess of income from various unconsolidated limited liability companies (“LLCs”) which represent our share of the operating cash flow distributions from these entities. As a result, we generated $24.9 million of net cash during each of 2008 and 2007 related to the operating activities of our properties recorded on a consolidated and an unconsolidated basis.

As indicated in the cash flows from investing activities and cash flows from financing activities sections of the statements of cash flows, there were various other sources and uses of cash during 2008 and 2007. Included in the various sources of cash were: (i) funds generated from the repayments of advances made from us to LLCs; (ii) cash distributions of refinancing proceeds from LLCs; (iii) net borrowings from loan payable of consolidated LLCs; (iv) net borrowings on line of credit, and; (v) issuance of shares of beneficial interest. Included in the various uses of cash were: (i) investments in LLCs; (ii) advances made to LLCs; (iii) additions to real estate investments, and; (iv) dividends paid. Therefore, the funding source for our dividend payments is not wholly dependent on the operating cash flow generated by our properties in any given period. Rather, our dividends, as well as our capital reinvestments into our existing properties, acquisitions of real property and other investments are funded based upon the aggregate net cash inflows or outflows from all sources and uses of cash generated from the properties we own either in whole or through LLCs, as outlined above.

In determining and monitoring our dividend level on a quarterly basis, our management and Board of Trustees consider many factors in determining the amount of dividends to be paid each period. These considerations primarily include: the minimum required amount of dividends to be paid in order to maintain our REIT status, the projected operating results of our properties, including those owned in LLCs, and our anticipated future capital commitments. Based upon the information discussed above, as well as projections and forecasts of our future operating cash flows, management and our Board of Trustees determined that our operating cash flows have been and will be sufficient to fund our dividends payments. Should these projections change we will adjust our capital outflows and dividend payments accordingly.

We will plan to include the substance of the information contained above in the liquidity and capital resource section of future filings.

7.	Please tell us the portion of the dividends that constituted ordinary income and return of capital. Provide similar disclosure in future filings.

Response:

The following disclosure was included in the Notes to Consolidated Financial Statements in our 2008 Form 10-K (page 72). Since we have historically provided this information in our filings, and we plan to continue to include in future filings, we believe this disclosure satisfies the Staff’s future filings request.

(6)	DIVIDENDS

Dividends of $2.34 per share were declared and paid in 2008, of which $1.605 per share was ordinary income and $.735 per share was a return of capital distribution. Dividends of $2.30 per share were declared and paid in 2007, of which $1.646 per share was ordinary income, $0.2446 per share was a capital gain distribution and $0.4094 per share was a return of capital distribution. Dividends of $2.260 per share were declared and paid in 2006, of which $1.831 per share was ordinary income, $0.160 per share was a capital gain distribution and $0.269 per share was a return of capital distribution.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 37

8.	We note the disclosure on page 44 indicating that you have $48.8 million and $15.3 million coming due within the next year and 2-3 years, respectively. Please tell us how you plan on satisfying the noted obligations if you are unable to extend their maturities. To the extent applicable, provide similar disclosure in future filings.

Response:

The table below contains the relevant sections of the contractual obligation table as of December 31, 2008 and the corresponding footnotes contain the additional information requested by the Staff (amounts in thousands). We will plan to include similar disclosure in Liquidity and Capital Resources in our Form 10-K for the year ended December 31, 2009:

		Payments due in period
	Balance at 12/31/08	Less than 1 year		2-3 years
Long-term debt fixed:
Medical Center of Western Connecticut	$3,574	$155	a.	$3,419	d.
Summerlin Hospital MOB II	8,469	237	a.	8,232	d.
Kindred Hospital-Corpus Christi	3,318	59	a.	129	a.
Palmdale Medical Plaza	7,744	7,744	b.	0

Subtotal – long-term debt fixed	23,105	8,195		11,780

Long-term debt variable:
Summerlin Hospital MOB III construction loan	9,587	9,587	c.	0
Borrowings outstanding on Revolver	39,000	0		0

Subtotal – long-term debt variable	48,587	9,587		0

Estimated future interest payments on debt outstanding as of December 31, 2008	7,865	2,888	e.	3,585	e.

Equity and debt financing commitments	28,099	28,099	f.	0

Total contractual cash obligations	$107,656	$48,769		$15,365

a.	Amortized principal payments made on a monthly basis.
b.	Subsequent to December 31, 2008, this loan balance was reduced to $7.2 million and the maturity date was extended, at our option, to July 31, 2010 at variable interest rates based upon the prime rate. At this time, since we believe the terms of this loan are within current market underwriting criteria, we expect this loan to be refinanced on or before its maturity date for a 3 to 10 year term at then current market interest rates. In the unexpected event we are unable to refinance this loan on reasonable terms, we would explore other financing alternatives including, among other things, potentially increasing our equity investment in the property utilizing funds borrowed under our revolving credit facility.
c.	This construction loan is scheduled to mature on December 31, 2009 at variable interest rates based upon LIBOR plus 1.8%. This loan can be extended at our option, for two, one-year terms at interest rates provided for in the current loan agreement. At this time, we expect to exercise the first one-year extension option to extend the maturity date to December 31, 2010. Prior to the December 31, 2010 expiration, we expect to either exercise the second one-year extension option extending the maturity date to December 31, 2011, or, since we believe the terms of this loan are within the current market underwriting criteria, we could elect to refinance this loan for a 3 to 10 year term at the then current market interest rates. In the unexpected event we are unable to refinance this loan on reasonable terms, we would explore other financing alternatives including, among other things, potentially increasing our equity investment in the property utilizing funds borrowed under our revolving credit facility.
d.	Since we believe the terms of these loans are within the current market underwriting criteria, at this time, we expect to refinance these loans on or before their 2010 maturity dates for 3 to 10 year terms at then current market interest rates. In the unexpected event we are unable to refinance these loans on reasonable terms, we would explore other financing alternatives including, among other things, potentially increasing our equity investments in the properties utilizing funds borrowed under our revolving credit facility.
e.	Represents estimated interest payments on our debt outstanding as of December 31, 2008 which are expected to be paid utilizing cash flows from operating activities or borrowings under our revolving credit facility.
f.

As of December 31, 2008, we had outstanding letters of credit amounting $23.0 million which secured the majority of these equity and debt financing commitments. Subsequent to December 31, 2008, we entered into an additional letter of credit for our equity and debt financing commitments related to Auburn Medical Properties which covered the majority of the difference between our total equity and debt financing commitments and our standby letters of credit. Please also note that the $38.0 million of available borrowing capacity as of December 31, 2008 pursuant to the terms of our revolving credit facility, as disclosed in our 2008 Form 10-K, is net of the $23.0 million of standby letters of credit outstanding at that time.

Credit Facilities and Mortgage Debt, page 43

9.	We note from page 66 that as of December 31, 2008 you have a remaining financing commitment to Summerlin Hospital in the amount of $5.3 million. Please advise us why this has not been included in your table of contractual obligations and revise as necessary in future filings.

Response:

The above-mentioned financing commitment disclosure on page 66 of our 2008 Form 10-K relates to Summerlin Medical Office Building III which is also referred to as “Banbury Medical Properties” which is the name of the LLC that owns the property. We have included the $5,233,000 financing commitment for this property on the contractual obligation table (on page 45) under its LLC’s name of Banbury Medical Properties. In future filings, we will refer to the properties/LLCs using consistent names.

Exhibit Index

10.	We note that exhibit 10.8, the credit agreements with Wachovia Bank, only lists and does not include the exhibits and schedules listed in the table of contents. Please file the listed exhibits and schedules to the credit agreements with your next periodic report. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We acknowledge the Staff’s comment noted above and will plan to file, with our Form 10-Q for the quarterly period ended September 30, 2009, the listed exhibits and schedules to the credit agreement dated as of January 19, 2007 with various financial institutions and Wachovia Bank.

Form 10Q for the quarter ended June 30, 2009

Note (5) Summarized Financial Information of Equity Affiliates, page 10

11.	In future filings, please include the disclosures required by paragraphs C4-C5 of FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.

Response:

We acknowledge the Staff’s comment noted above and will plan to include the above-noted disclosures in our Form 10-Q for the quarterly period ended September 30, 2009. Such disclosures will include the following, if applicable:

C4. In addition to disclosures required by other standards, an enterprise that is a primary beneficiary in a variable interest entity, that holds a significant variable interest in a variable interest entity but is not the primary beneficiary, or that is a sponsor that holds a variable interest in a variable interest entity shall disclose:

a. Its methodology for determining whether the enterprise is (or is not) the primary beneficiary of a variable interest entity, including, but not limited to, significant judgments and assumptions made. For example, one way to meet this disclosure would be to provide information about the types of involvements an enterprise considers significant, supplemented with information about how the significant involvements were considered in determining whether the enterprise is, or is not, the primary beneficiary.

b. If the conclusion to consolidate a variable interest entity has changed in the most recent financial statements (for example, the variable interest entity was previously consolidated and is not currently consolidated), the primary factors that caused the change and the effect on the enterprise’s financial statements.

c. Whether the enterprise has provided financial or other support during the periods presented to the variable interest entity that it was not previously contractually required to provide, including:

(1) The type and amount of support, including situations where the enterprise assisted the variable interest entity in obtaining another type of support.

(2) The primary reasons for providing the support.

d. Qualitative and quantitative information about the enterprise’s involvement (giving consideration to both explicit arrangements and implicit variable interests with the variable interest entity, including, but not limited to, the nature, purpose, size, and activities of the variable interest entity, including how the entity is financed.

C5. The primary beneficiary of a variable interest entity that is a business shall provide the disclosures required by FASB Statement No. 141 (revised 2007), Business Combinations. The primary beneficiary of a variable interest entity that is not a business shall disclose the amount of gain or loss recognized on the initial consolidation of the variable interest entity. In addition to disclosures required by other standards, the primary beneficiary of a variable interest entity shall disclose the following:

a. The carrying amount and classification of the variable interest entity’s assets and liabilities in the statement of financial position that are consolidated in accordance with Interpretation 46(R), including qualitative information about the relationship(s) between those assets and associated liabilities. For example, if the variable interest entity’s assets can be used only to settle specific obligations of the variable interest entity, the enterprise shall disclose qualitative information about the nature of the restrictions on those assets.

b. Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

c. Terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require the enterprise to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the variable interest entity, including events or circumstances that could expose the enterprise to a loss.

Other acknowledgements:

Also pursuant to your request, we hereby acknowledge that:

(i)	we are responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and;

(iii)	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Charles Boyle
Charles Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406
610-768-3354 (telephone)
610-382-4828 (fax)
Chick.boyle@uhsinc.com (email)